Exhibit 8.1

Subsidiaries of DHT Holdings, Inc.

Name	Jurisdiction

Ann Tanker Corporation	Marshall Islands
Cathy Tanker Corporation	Marshall Islands
Chris Tanker Corporation	Marshall Islands
DHT Chartering, Inc.	Marshall Islands
DHT Eagle, Inc.	Marshall Islands
DHT Management AS	Norway
DHT Maritime, Inc.	Marshall Islands
DHT Phoenix, Inc.	Marshall Islands
London Tanker Corporation	Marshall Islands
Newcastle Tanker Corporation	Marshall Islands
Regal Unity Corporation	Marshall Islands
Sophie Tanker Corporation	Marshall Islands